As filed with the Securities and Exchange Commission on April 26, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

American Greetings Corporation

(Name of Subject Company (issuer))

American Greetings Corporation (Issuer)

(Name of Filing Person (offeror, issuer or other person))

7.00% Convertible Subordinated Notes due July 15, 2006

(Title of Class of Securities)

026375AH8

026375AJ4

(CUSIP Numbers of Class of Securities)

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Oh 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th St.

Cleveland, OH 44114-3485

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$18,725.00***

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of $175,000,000 of the existing and outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 for $175,000,000 of new 7.00% Convertible Subordinated Notes due July 15, 2006.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: _________________________________________

Form or Registration No: _________________________________________

Filing Party: ___________________________________________________

Date Filed: ____________________________________________________

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule l3e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by American Greetings Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) validly tendered and accepted. The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated April 6, 2006, as amended hereby (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offering Memorandum is hereby amended and supplemented as follows:

The last sentence of the first paragraph on page i of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“The information in this document may only be accurate on the date of this document; provided, however, that, if there is a material change in the information presented, we will update such information and promptly provide you with notice of such change in accordance with applicable securities laws, including Rule 13e-4(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

The second paragraph on page iii of the Offering Memorandum is hereby deleted in its entirety.

The last sentence of the last paragraph on page iv of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“Except as required by Rule 13e-4(d)(2) of the Exchange Act or as otherwise required by law, we assume no obligation or duty to update any of the forward-looking statements included in this offering memorandum.”

The second sentence of footnote (1) to the table on page 22 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“Simultaneously with the commencement of this Exchange Offer, we also commenced a tender offer and consent solicitation with respect to our 6.10% Senior Notes due August 1, 2028. The tender offer and consent solicitation are subject to the terms and conditions set forth in American Greetings’ Offer to Purchase and Consent Solicitation Statement dated April 6, 2006 and will expire at 5:00 p.m., New York City time, on May 24, 2006, unless extended. A cash purchase price will be paid for each note validly tendered before the expiration of the tender offer and a consent payment will be paid to holders who tendered their notes and provided their consents to proposed amendments to the note indenture at or prior to 5:00 p.m., New York City time, on April 19, 2006. The offer is subject to several conditions, including the tender of, and the receipt of consents from holders of, at least 66 2/3% of the aggregate principal amount of the notes, which had been received as of April 19, 2006, the execution of a supplemental indenture amending the note indenture, the receipt by us of sufficient gross proceeds from the consummation of a contemplated public offering or private placement of new senior notes, a portion of which proceeds would be used to purchase the notes tendered in the tender offer, and the receipt by us of the consent of the global agent under our credit agreement. For more information regarding the terms of the tender offer, see Item 7.01 to our Currrent Report on Form 8-K filed on April 6, 2006 and incorporated herein by reference.”

Item 1.	Summary Term Sheet.

The second sentence of the last paragraph on page 1 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“You will also receive, if the Exchange Offer is consummated and you do not withdraw your tender of Old Notes before the Expiration Date, an exchange fee in cash in an amount equal to $3.75 per $1,000 of principal amount of the Old Notes that you tender promptly after the consummation of the Exchange Offer.”

The Offering Memorandum is hereby amended to add the following to the end of the last paragraph set forth on page 1 thereof:

“If a New Note is surrendered for conversion on a date other than July 15, 2006, the holder will not be entitled to receive any interest for the period from January 15, 2006, the last interest payment date on which interest was paid on the Old Notes, to the conversion date. See “Conversion Rights – General” for more information.

Upon conversion, the Old Notes and the New Notes result in different payments to the holders thereof. Holders of Old Notes will receive a number of our common shares, plus a cash payment with respect to any fractional common shares that would otherwise be issuable upon such conversion, based on a conversion ratio of 71.9466 shares per $1,000 in principal amount of the Old Notes being converted (subject to adjustment under certain circumstances). Holders of New Notes will generally receive a cash payment equal to the lesser of the principal amount of the New Notes being converted or the value of the common shares that would be issued upon conversion of such New Notes into common shares based on a conversion ratio of 71.9466 shares per $1,000 in principal amount of the New Notes being converted (subject to adjustment under certain circumstances), plus a number of our common shares with respect to the excess of the conversion value over the amount of cash paid, and a cash payment with respect to any fractional common shares that would otherwise be issuable with respect to such excess amount. See “Conversion Rights – General” for more information about the consideration payable to holders upon conversion of the New Notes.”

The response under the heading “What happens if your notes are not accepted in the Exchange Offer” on page 3 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“If we do not accept your Old Notes for exchange for any reason, the Old Notes tendered by book entry transfer into the account of Global Bondholder Services Corporation, our exchange agent, at The Depository Trust Company will be promptly credited to your account at DTC.”

Item 4.	Terms of the Transaction.

The first sentence of the first full paragraph on page 43 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“Subject to consummation of the Exchange Offer, if you validly tender your Old Notes and do not withdraw your tender prior to the Expiration Date, you will receive an exchange fee equal to $3.75 per $1,000 of principal amount of the Old Notes that you tender promptly after the consummation of the Exchange Offer.”

The first paragraph under the heading “Acceptance of Old Notes for Exchange; Delivery of New Notes” on page 45 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“If all of the conditions to the Exchange Offer have been satisfied or waived (which must occur prior to the Expiration Date), all Old Notes properly tendered will be accepted promptly after the Expiration Date, and the New Notes will be issued promptly after acceptance of the Old Notes.”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated April 6, 2006.*

(a)(1)(ii)	Letter of Transmittal, dated April 6, 2006.*

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)	Current Report on Form 8-K filed by the Company with the SEC on April 6, 2006 and incorporated herein by reference.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Indenture of American Greetings Corporation as Issuer for the New Notes.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Greetings Corporation

By:	/s/ Catherine M. Kilbane
Name: Catherine M. Kilbane
Title: Senior Vice President, General Counsel and Secretary

Dated: April 26, 2006